GREENPOWER MOTOR COMPANY INC.
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended September 30, 2020 and September 30, 2019
(Expressed in US dollars)
(Unaudited – Prepared by Management)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Financial Statements
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

September 30, 2020

Notice of no Auditor Review of Interim Financial Statements… ...	3
Consolidated Condensed Statements of Financial Position…………………………….…………	4
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss………..	5
Consolidated Condensed Interim Statements of Changes in Equity………………..……............	6
Consolidated Statements of Cash Flows………………………………………………………..........	7
Notes to the Consolidated Financial Statements……………………………………………………...	8 - 31

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of GreenPower Motor Company Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

	September 30, 2020 (Unaudited)	March 31, 2020 (Audited)
Current		
Cash	$ 27,866,610	$ 299,697
Restricted cash (Note 3)	151,917	151,908
Accounts receivable (Note 4)	2,628,238	943,812
GST receivable	55,058	33,393
Current portion of finance lease receivables (Note 5)	132,865	82,501
Inventory (Note 6)	5,697,239	6,590,600
Prepaids and deposits	506,337	22,083
	37,038,264	8,123,994
Non-current		
Promissory note receivable (Note 7)	421,611	384,261
Finance lease receivables (Note 5)	2,625,485	1,247,790
Right of use assets (Note 8)	487,684	620,191
Property and equipment (Note 9)	1,684,009	1,739,529
Non current portion of prepaids and deposits	46,692	46,692
Deferred financing fees (Note 13)	740,941	1,045,221
Other assets	1	1
	$ 43,044,685	$ 13,207,679
Liabilities		
Current		
Line of credit (Note 10)	$ -	$ 5,469,944
Accounts payable and accrued liabilities (Note 19)	1,441,870	1,021,738
Note payable (Note 14)	-	10,574
Deferred revenue (Note 16)	205,004	426,157
Current portion of warranty liability (Note 22)	410,602	121,944
Current portion of promissory note payable (Note 15)	58,619	58,038
Current portion of Convertible debentures (Notes 14 and 19)	2,165,468	-
Current portion of lease liabilities (Note 8)	279,349	272,468
	4,560,912	7,380,863
Non-current		
Loans payable to related parties (Note 19)	2,136,868	2,700,625
Payroll Protection Program Loan	362,065	-
Convertible debentures (Notes 14 and 19)	357,193	2,995,136
Lease liabilities (Note 8)	246,775	386,650
Warranty liability (Note 22)	416,906	573,203
Promissory note payable (Note 15)	316,710	346,158
	8,397,431	14,382,635
Equity (Deficit)		
Share capital (Note 11)	56,313,844	16,892,725
Equity portion of convertible debentures (Note 14)	272,560	379,506
Reserves	5,115,361	5,515,639
Accumulated other comprehensive loss	(286,379)	(110,192)
Accumulated deficit	(26,768,131)	(23,852,634)
	34,647,254	(1,174,956)
	$ 43,044,685	$ 13,207,679

Events After the Reporting Period - Note 23

Approved on behalf of the Board on November 10, 2020

/s/ Fraser Atkinson	*/s/ Mark Achtemichuk*
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Statements of Changes in Equity (Deficit)

(Expressed in US Dollars)

(Unaudited - prepared by Management)

	Share Capital		Equity portion		Accumulated other		
	Number of		of convertible		comprehensive	Accumulated	
	Common shares	Amount	debentures	Reserves	gain (loss)	Deficit	Total
Balance, March 31, 2019	13,458,208	**$ 12,984,796**	**$ 383,094**	**$ 5,342,510**	$ (89,368)	$ (18,706,668)	$ (85,636)
Shares issued for cash at USD $0.305 per share unit	1,873,536	4,000,000	-	-	-	-	4,000,000
Share issuance costs	-	(406,377)	-	-	-	-	(406,377)
Fair value assigned to the warrants on issuance of Share Units	-	(132,146)	-	199,226	-	-	67,080
Shares issued for conversion of warrants	17,857	66,624	-	(18,209)	-	-	48,415
Fair value of stock options exercised	90,721	252,697	-	(129,712)	-	-	122,985
Shares issued for conversion of debentures	17,857	27,261	(3,588)	-	-	-	23,673
Share-based payments	-	-	-	146,569	-	-	146,569
Cumulative translation reserve	-	-	-	-	10,868	-	10,868
Net loss for the period	-	-	-	-	-	(1,975,852)	(1,975,852)
Balance, September 30, 2019	15,458,179	$ 16,792,855	$ 379,506	$ 5,540,384	$ (78,500)	$ (20,682,520)	$ 1,951,725
Balance, March 31, 2020	15,486,750	**$ 16,892,725**	**$ 379,506**	**$ 5,515,639**	$ (110,192)	$ (23,852,634)	$ (1,174,956)
Shares issues for cash at USD $20	1,885,000	37,700,000	-	-	-	-	**37,700,000**
Share issuance costs	-	(2,928,501)	-	-	-	-	**(2,928,501)**
Shares issued for conversion of warrants	1,102,552	3,654,248	-	(650,047)	-	-	**3,004,201**
Shares issued for conversion of debentures	496,099	995,372	(106,946)	-	-	-	**888,426**
Share-based payments	-	-	-	249,769	-	-	249,769
Cumulative translation reserve	-	-	-	-	(176,187)	-	(176,187)
Net loss for the period	-	-	-	-	-	(2,915,497)	(2,915,497)
Cancellation of fractional shares as a result of share consolidation	(3)	-	-	-	-	-	-
Balance, September 30, 2020	18,970,398	$ 56,313,844	$ 272,560	$ 5,115,361	$ (286,379)	$ (26,768,131)	$ 34,647,255

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

(Unaudited - Prepared by Management)

		September 30, 2020		September 30, 2019
Cash flows from (used in) operating activities				
Loss for the year	$	(2,915,497)	$	(1,975,852)
Items not affecting cash				
Allowance for credit losses		(13,167)		-
Depreciation		232,232		304,247
Share-based payments		249,769		146,569
Accretion and accrued interest		461,461		260,395
Amortization of deferred financing fees		304,279		311,615
Foreign exchange loss		143,053		4,487
Cash flow used in operating activities before changes in non-cash items		(1,537,870)		(948,539)
Changes in non-cash items:				
Accounts receivable		(1,684,426)		(710,583)
GST receivable		(21,665)		(5,533)
Inventory		893,361		(1,782,418)
Prepaids and deposits		(484,254)		16,761
Promissory note receivable		(37,350)		(23,667)
Finance lease receivables		(1,428,059)		(111,435)
Net payments on Right of Use Assets		488		(14,434)
Deposits from customers		(169,079)		(10,000)
Accounts payable and accrued liabilities		420,132		600,257
Deferred revenue		(221,153)		(528,353)
Warranty liability		132,361		175,171
		(4,137,514)		(3,342,772)
Cash flows from (used in) investing activities				
Paycheck Protection Program Proceeds		361,500		-
Purchase of property and equipment		(47,186)		(85,326)
		314,314		(85,326)
Cash flows from (used in) financing activities				
Repayment of loans payable to related parties		(924,810)		(286,249)
Loans from related parties		137,074		149,893
Proceeds from line of credit, net of payments		(5,469,944)		214,009
Principal payments on promissory note		(28,867)		(28,350)
Principal payments on lease liabilities, net of interest expense		(132,995)		(101,454)
Proceeds from private placement of units		-		4,000,000
Proceeds from issuance of common shares		37,700,000		-
Repayment of note payable and convertible debentures, net of conversion		(10,574)		-
Private placement and equity offering costs		(2,928,501)		(406,377)
Proceeds from exercise of stock options		-		122,985
Proceeds from exercise of warrants		3,004,201		48,416
		31,345,584		3,712,873
Foreign exchange on cash		44,538		3,535
Net increase in cash and restricted cash		27,566,922		288,310
Cash and restricted cash, beginning of year		451,605		198,920
Cash and restricted cash, end of period	$	28,018,527	$	487,230

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1.	Nature and Continuance of Operations

GreenPower Motor Company Inc. (“GreenPower” or the “Company”) was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at September 30, 2020, the Company had a cash balance of $27,866,610, working capital of $32,477,352, retained earnings of ($26,768,131), and shareholder’s equity of $34,647,254.

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers’ ability to deliver products used in the manufacture of our all-electric vehicles, in our employees’ ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. We have taken steps to modify our business and operations in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.	Significant Accounting Policies

 (a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial information, as outlined in International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2020.

These Consolidated Condensed Interim Financial Statements were prepared under the historical cost convention, except for certain items not carried at historical cost as discussed below. All amounts are expressed in US dollars, unless otherwise stated.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company’s consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company’s post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. All references to share and per share amounts in these interim consolidated financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.	Significant Accounting Policies (continued)

(c) Financial instruments

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. The Company did not have any financial instruments measured at FVTPL or FVOCI as at September 30, 2020. All of the Company’s financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at September 30, 2020, and March 31, 2020 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer.  Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed.

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

-	income and expenses are translated at average exchange rates; and

-	all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company’s inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(i) Property, plant, and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements Over term of lease, straight line method
Computers 3 years, straight line method
EV equipment 3 years, straight line method
Furniture 7 years, straight line method
Automobile 10 years, straight line method
Leased asset 12 years, straight line method
Diesel and Electric buses 12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.
(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company’s shares are charged directly to share capital, net of any tax effects. During the six months ended September 30, 2020, and September 30, 2019 the Company recorded $2,928,501 and $406,377, respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares (Note 10).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(l) Income taxes (Continued)

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Critical accounting estimates
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets in note 9) from 7 years to 12 years.

Critical accounting judgments
i.	The determination of the discount rate to use to discount the promissory note receivable, finance lease receivables and lease liabilities;
ii.	The determination of the functional currency of each entity within the consolidated Company;
iii.	The Company’s ability to continue as a going concern.
iv.	The classification of leases as either financial leases or operating leases;
v.
The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

vi.	The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.
(o) Valuation of equity units issued in private placements
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units.  The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.
(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

(q) Provisions and contingent liabilities
Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(r) Leases
Effective April 1, 2018, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at April 1, 2018. Comparative amounts up to March 31, 2018 remain as previously reported under IAS 17 and related interpretations.
Definition of a lease
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.
The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.
As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company’s incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(r) Leases (Continued)
If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption
On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company’s best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at April 1, 2018. The following table summarizes the Right of Use Assets of the Company for the year ended March 31, 2019:

During the year ended March 31, 2019, the Company entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 5). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

(s) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IAS 23 Borrowing Costs

The amendment to IAS 23 Borrowing Costs clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendment to IAS 23 Borrowing Costs did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2020.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2020 reporting period.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies (continued)

(t) Future accounting pronouncements (Continued)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3.	Restricted Cash

The Company has a restricted cash balance of $151,917 as at September 30, 2020 (March 31, 2020 - $151,908) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at September 30, 2020 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $20,385 as at September 30, 2020 (March 31, 2020 - $46,447) is warranted.

5.	Finance Lease Receivable

Greenpower’s wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. (“SJVEL”) leases vehicles to several customers, and as at September 30, 2020 the Company had a total of 63 (March 31, 2020 – 25) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (March 31, 2020 – 2) vehicles on lease that were determined to be operating leases. During the three months ended September 30, 2020, the Company entered into 20 finance leases, with payments under the leases scheduled to begin in March 2021. For operating leases, lease payments are recognized in revenue when earned.

For the three months and six months ended September 30, 2020, selling profit on finance leases was $750,191 and $1,347,278 respectively. The following table illustrates Finance Lease Receivables as at September 30, 2020 and as at March 31, 2020:

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

6.	Inventory

The following is a listing of inventory as at September 30, 2020 and March 31, 2020:

7.	Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the “Agreements”) with a third party (the “Customer”) for the purpose of leasing EV 550’s for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the “Purchaser”) in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550’s. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position.  The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%.

The Company evaluated the carrying value of the promissory note receivable as at March 31, 2020 in accordance with IFRS 9 and determined there was a significant increase in credit risk. The Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a write down of the asset of CDN$297,883 or $223,919 as at March 31, 2020 was warranted. The carrying value of the promissory note receivable as at September 30, 2020 is $421,611 (March 31, 2020, 384,261).

8.	Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. The carrying value of Right of Use Assets as at September 30, 2020 is $487,684. Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended September 30, 2020, the Company incurred interest expense of $10,615 on the Lease Liabilities, recognized depreciation expense of $66,253 on the Right of Use Assets and made total rental payments of $77,864. There were no additions to Right of Use Assets during the quarter ended September 30, 2020.

For one of the leases there is an option to extend the lease for a further 36 months.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes payments on GreenPower’s Lease Liabilities (undiscounted) as at September 30, 2020:

Payments on one lease that is classified as a short-term lease totaled $9,198 for the quarter ended September 30, 2020 and were recognized in rent and maintenance expense. This lease was scheduled to expire on October 31, 2020 and was renewed for a period of six months. The remaining minimum lease payments until the end of the lease are $16,251.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9.	Property and Equipment

The following is a summary of activities for the period ended September 30, 2020:

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10.	Line of Credit

The Company’s primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit.

As at September 30, 2020 the Company’s Line of Credit had a credit limit of up to $8,000,000 (March 31, 2020 – $8,000,000). The line of Credit bears interest at the bank’s US Base Rate (September 30, 2020 – 3.75%, March 31, 2020 – 3.75% ) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation’s assets and the assets of one of its subsidiaries, and one of the Company’s subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, and the bank approved a temporary reduction in the current ratio to 1.0:1 as at March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of September 30, 2020 the credit limit on the Company’s Line was $7,145,188 and funds available under the line of credit were approximately $7,145,188.

11.	Share Capital

Authorized
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company’s post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this section have been retroactively restated to give effect to this share consolidation.

Issued

During the six months ended September 30, 2020, the Company issued a total of 3,483,651 common shares, including 1,102,552 shares from the exercise of warrants,  496,099 shares from converted debentures and from 1,860,000 shares issued in the Company’s IPO and 25,000 shares issued in a concurrent private placement.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company’s shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Share Capital (Continued)

During the year ended March 31, 2020 the Company issued a total of 2,028,543 shares pursuant to the exercise of 119,292 options, the exercise of 17,857 warrants, conversion of debentures for 17,857 shares and 1,873,536 shares issued in a private placement of unit securities during May 2019.

In May 2019, the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 1,873,536 Units at a price of USD $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of USD $2.6677 per share, and the warrants contain terms whereby if the share price is above CAD $8.40 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

12.	Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the “2016 Plan”) with a Rolling Stock Option Plan (the “2019 Plan”). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2.b. for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 1,491,541 shares (the “2016 Plan”).

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 1,491,541 to 1,950,910. On May 4, 2018, the number available for issuance was further increased to 2,129,999.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12.     Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan and 2016 Plan that are issued and outstanding as at September 30, 2020:

As at September 30, 2020, there were 852,856 stock options available for issuance under the 2019 plan.

During the six-month period ended September 30, 2020, 40,000 options were forfeited or expired.

On July 3, 2020 the Company granted:
•	51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and
•
14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

During the three months ended September 30, 2020, the Company incurred share-based compensation expense with a measured fair value of $117,737. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13.     Warrants

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2.b. for further details.

As at September 30, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

During the six months ended September 30, 2020, a total of 472,386 warrants exercisable at CDN $5.25 per share expired unexercised.

During the six months ended September 30, 2020 the Company issued the following common shares from the exercise of warrants:
•	29,266 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 29,266 warrants;
•	637,500 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 637,500 warrants, and
•	435,785 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of 435,785 warrants.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14.	Convertible Debentures

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2.b. for further details.

As at September 30, 2020, the Company had the following outstanding convertible debentures all with an 8% interest rate and a term of four years. The Convertible Debentures have effective rates ranging from 28.3% to 38.5%.

During the six-months ended September 30, 2020, the Company paid interest of $157,805 (September 30, 2019 - $172,328) and recognized accretion of $313,788 (September 30, 2019 - $263,362) related to the convertible debentures listed above.

$CDN	May 17 & 31, 2017	Sep 25, 2017	Oct 12, 2017
Proceeds bifurcated to carrying value of the loan	$1,169,370	$660,360	$938,557
Proceeds bifurcated to equity	247,744	139,904	198,843
Transaction costs related to the Debentures	30,789	11,536	83,600
Fair value assigned to the issuance of warrants	702,097	664,200	999,000
Proceeds on issuance of Convertible Debentures	$2,150,000	$1,476,000	$2,220,000

During the six months ended September 30, 2020 the following common shares were issued from the exercise of convertible debentures:

•	43,956 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$200,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;
•	18,214 common shares were issued pursuant to the conversion of a CAD$51,000 convertible debenture (issued on Sep 25, 2017) which was converted at a price of CAD$2.80 per share;
•	398,214 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,115,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.
The Company has provided convertible debenture holders with a notice of its intention to call the remaining outstanding convertible debentures on December 15, 2020. The Company anticipates that the remaining convertible debentures, including CAD$3,125,000 convertible into 882,555 shares that are held by insiders, will be converted into common shares of the Company on or before December 15, 2020.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15.	Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the “Note”) to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016.  The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville.

A summary of the remaining principal payments until maturity of the promissory note are as follows:

During the three months ended September 30, 2020, the Company incurred $1,917 (September 30, 2019 - $2,202) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

16.	Deferred Revenue

The Company recorded Deferred Revenue of $205,004 for invoices issued to customers for the sale of all-electric buses which were not delivered as at September 30, 2020 (March 31,2020 - $426,157).

17.	Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, the payroll protection loan, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17. Financial Instruments (continued)

Level 2:	Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and
Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company’s exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at September 30, 2020 the Company recognized an allowance for credit losses of $20,385, against its accounts receivable (Note 4).

Liquidity risk
The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash balances and available liquidity on the Company’s $8 million operating line of credit. As at September 30, 2020 the Company had a cash balance of $27.9 million and $7.1 million available on its operating line of credit. The Company’s cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company may continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2020, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17. Financial Instruments (continued)

The CDN/USD exchange rate as at September 30, 2020 was $0.7497 (March 31, 2020 - $0.7049). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $448,000 to other comprehensive income/loss.

18.	Capital Management

The Company’s capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company’s ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at September 30, 2020, the Company had a cash balance of $27,866,610, working capital of $32,477,352, retained earnings of ($26,768,131), and shareholder’s equity of $34,647,254. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

19.	Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

1)	Salaries and benefits incurred with directors, officers and a former officer and director are included in Administrative fees on the Consolidated Statements of Operations.
2)
Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the directors, to the CEO and Chairman and to the former CEO of the Company to provide accounting, management consulting and director services.

3)	Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19.        Related Party Transactions (continued)

Accounts payable and accrued liabilities at September 30, 2020 included CAD $Nil and USD $16,170 (March 31, 2020 – $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at September 30, 2020, a company beneficially owned by the CEO and Chairman of the Company had a loan outstanding to the Company with a total value of CAD $2,600,000 (March 31, 2020 - CAD $3,185,000 and USD $120,000). During the six months ended September 30, 2020 the Company received loans totaling CAD$50,000 and USD$100,000 and the Company repaid loans totaling CAD $635,000 and USD $220,000 from companies beneficially owned by the CEO and Chairman. Funds used to repay these loans were sourced from proceeds received from the exercise of warrants during September 2020. During October the Company repaid the remaining loan from related parties of CAD$2,600,000 plus accrued interest. The source of funds for the repayment was from proceeds from the exercise of warrants and the balance from trade receivables received subsequent to the end of the quarter. (Note 23).

Loans payable to related parties of $2,136,868 (March 31, 2020 - $2,700,625) include the loans described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured, are non-interest bearing and have no fixed terms of repayment.

A director of the Company and the Company’s CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company’s $8 million operating line of credit. In consideration for these guarantees, during 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and during 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

During the quarter ended September 30, 2020, the Company’s CEO and Chairman purchased 25,000 common shares priced at $20 per share in a private placement.

The outstanding balance of unconverted convertible debentures at September 30, 2020 (Note 14), includes CDN$3,125,000 (March 31, 2020 – CDN$3,125,000) principal balance owed to officers, directors and companies controlled by officers and directors.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20.	Income Taxes

Income tax expense is recognized based on management’s best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company’s effective tax rate for the year ended March 31, 2020 was 27.0%.

As at September 30, 2020 and March 31, 2020 the Company has approximately $9,400,000 and $7,700,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at September 30, 2020 and March 31, 2020 the Company has approximately $9,400,000 and $8,500,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2040 if unused.

The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21.	Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the period ended September 30, 2020, the Company was economically dependent on two (September 30, 2019 – three) customer(s) who accounted for more than 10% of revenue from continuing operations and accounted for approximately 95% of revenue (September 30, 2019: 86%).

The Company’s revenues allocated by geography for the three months ended September 30, 2020 and 2019 are as follows:

As at September 30, 2020 and March 31, 2020 the majority of the Company’s consolidated non-current assets, being property and equipment, are located in the United States.

22.	Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the 2021 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Periods Ended September 30, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

23.	Subsequent Events

Subsequent to the end of the quarter the Company issued the following common shares from the exercise of warrants:
•	44,643 common shares were issued at a price of CDN3.50 per share pursuant to the exercise of 44,643 warrants;
•	15,231 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 15,231 warrants, and
•	11,710 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of 11,710 warrants.
On October 20, 2020 the Company issued 53,571 common shares pursuant to the conversion of two convertible debentures totaling CAD$150,000 (issued on October 12, 2017) at a price of CAD$2.80 per share.

During October the Company repaid the remaining loan from related parties of CAD$2,600,000 plus accrued interest. The source of funds for the repayment was from proceeds from the exercise of warrants and the balance from trade receivables received subsequent to the end of the quarter.